EXHIBIT 99.1

Press Release dated July 17, 2013, Suncor Energy releases 2013 Report on Sustainability

News Release

FOR IMMEDIATE RELEASE

Suncor Energy releases 2013 Report on Sustainability

Calgary, Alberta (July 17, 2013) – Suncor Energy announced today the release of its 2013 Report on Sustainability. The voluntary report highlights Suncor’s environmental, social and economic performance.

“Is it possible to have a prosperous economy and a vibrant society, while maintaining a healthy planet for our grandchildren? I believe the answer is yes,” said Steve Williams, president and chief executive officer. “To do this, we need to take collaboration to the next level and engage citizens in an informed discussion about the path forward. Our Report on Sustainability is intended to help kick-start that conversation.”

In addition to reporting on the company’s economic contribution and social impact, the Report on Sustainability specifically highlights Suncor’s progress towards its beyond-compliance environmental performance goals. Below are some of the highlights found in the 2013 report.

Environment

•                  Oil Sands Water Management Strategy. Suncor’s goal is to reduce freshwater consumption by 12 per cent by 2015 (from 2007 levels). In February 2013, Suncor began sending treated tailings water from its oil sands base plant to its Firebag in situ facility for reuse as makeup water. As part of the oil sands water management strategy, around 10,000 cubic metres per day of tailings water is now used as in situ makeup water instead of being stored in tailings ponds. An equivalent amount of water will be recycled at the mining site, reducing the amount of fresh water Suncor needs to withdraw from the Athabasca River.

•                  Land and Biodiversity. Suncor has a goal to increase reclamation* of disturbed land area by 100% by 2015 (from 2007 levels). By the end of 2012, Suncor had planted nearly six million trees on our oil sands site – including 900,000 trees in the previous 12 months alone.

•                  Air Quality. Suncor’s environmental performance goal for air emissions seeks a 10 per cent reduction by 2015, compared to 2007 levels. Overall, total reported air emissions in 2012 decreased by 8.7 per cent compared to 2011 levels. This decrease was primarily due to a significant reduction in the Refining and Marketing business unit. Emissions were also reduced as a result of improved performance from our Oil Sands and Exploration and Production business units.

•                  Energy Intensity and Greenhouse Gas Emissions. Suncor has a goal of improving energy efficiency by 10 per cent by 2015. Currently, the company is working to implement an Energy Management System (EMS) at all of its major facilities. The system will improve the measurement, control and governance of energy and is expected to result in a two to three per cent improvement in energy/GHG intensity through better operational control.

* Reclaimed lands have not been certified as such by government regulators. For further details on the definition of reclaimed, see the Legal Notice herein.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Social

•                  In 2012, Suncor and the Suncor Energy Foundation have contributed over $22 million in community investment.

•                  As part of its community investment program, Suncor works collaboratively with Aboriginal businesses and communities. In 2012, Suncor implemented a new Aboriginal Economic Collaboration Strategy with a goal to increase partnerships with Aboriginal businesses across Canada. At the same time, the Suncor Energy Foundation made investments that support improved education and leadership opportunities for Aboriginal Peoples through a number of partnerships and contributed $1.7 million to support excellence in indigenous education. The Report on Sustainability provides an overview of a number of these programs and partnerships.

•                  Suncor’s recordable injury frequency rate declined in 2012, from 0.73 in 2011 to 0.59, an improvement of 19 per cent.

Economic

•                  In 2012, Suncor spent more than $11.2 billion on goods and services. Of our 10,000-plus suppliers, 8,000 are Canadian and span all 10 provinces as well as the Northwest Territories and the Yukon.

•                  Since 1992, Suncor has spent more than $2 billion on goods and services from Aboriginal businesses – $1 billion of that amount has been spent since 2009.

Technology

•                  Suncor continues to invest in incremental and game-changing technology improvements that will reduce environmental impact while still allowing higher production and enhanced profitability. The Report on Sustainability highlights some of the key technologies we are progressing, including in areas that we expect will help reduce GHG emissions. For example, a pilot plant is testing a new technology with the potential to use 85 per cent less energy during in situ extraction.

Additional Quotes:

“Taking sustainability to the next level is about solutions-driven collaboration – with industry peers, governments, non-government organizations, communities and other stakeholders. Together, we need to look at the cumulative impacts of how we produce and use energy and try to find common ground in shaping a more sustainable energy future.”

- Arlene Strom, vice president, Sustainability and Communications

“We’re an industry committed to continuous improvement in environmental performance. We do this through investment in technology and innovation and, increasingly, through collaboration with industry peers and others. While there’s still a lot of work to be done, we’ve made real progress, as a company and an industry, on many environmental challenges.”

- Gord Lambert, executive advisor, Sustainability and Innovation

“When I talk to our people about the work we do, it comes back to living up to Suncor’s mission, vision and values. We need to be all about strong community engagement, respect, and living up to our commitments. That’s the best way to secure and retain our social licence to operate.”

- Bonnie Veness, manager, Stakeholder and Aboriginal Relations

Table of Contents:

•                  About Suncor

o                What guides us

o                CEO message

o                Performance goals and progress

o                Awards

o                Video gallery

o                Charts library

•                  Environment

o                Environmental Excellence Plan

o                GHG emissions: The path forward

o                Air

o                Water

o                Land and biodiversity

o                Tailings

•                  Social

o                Safety, health and security

o                Social responsibility

o                Community investment

•                  Economic

o                Economic performance

o                Contribution to economy

o                Access to markets

•                  Performance data

Legal Notice

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “anticipates,” “approximately,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to:  Suncor’s environmental goals to be achieved by 2015 (as compared to a baseline year of 2007), including improving energy efficiency by 10%, achieving absolute reductions in fresh water consumption by 12% and air emissions by 10% and increasing land reclaimed by 100%; and the expectation that EMS will improve the measurement, control and governance of energy and is expected to result in a two to three per cent improvement in energy/GHG intensity through better operational control; and key technologies, that we expect will reduce GHG emissions.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the first quarter of 2013 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Reclamation – Reclamation at Suncor is a carefully monitored process with two distinct components:  (i) transformation of the area, including tailing ponds, into a solid material that can support vegetation, wildlife and landscape restoration, which includes landform design and oil placement; and (ii) re-vegetation in a way that the reclaimed landscape can support vegetation and wildlife as a self-sustaining ecosystem.  When Suncor claims that it has reclaimed land or plans to reclaim land, the reclaimed land will have met or is intended to meet the two distinct components identified in this paragraph.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy and our community investment program, please visit our website at www.suncor.com/community.

Suncor Energy and the Suncor Energy Foundation (SEF) have a proud history helping build sustainable communities through collaborative partnerships that enhance the quality of life in key operating areas. Over the past 10 years, Suncor and the SEF have invested more than $110 million in charitable and non profit organizations across Canada and internationally. The SEF is a private, charitable foundation established to receive Suncor’s contributions and support registered Canadian charitable organization.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

To view the “2013 Report on Sustainability Videos” associated with this release, please visit the following link: http://sustainability.suncor.com/2013/en/about/video-gallery.aspx.

To view the photos associated with this release, please visit the following links:

http://www.marketwire.com/library/20130717-717su_1_800.jpg

http://www.marketwire.com/library/20130717-717su_2_800.jpg

http://www.marketwire.com/library/20130717-717su_3_800.jpg

http://www.marketwire.com/library/20130717-717su_4_800.jpg

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com